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December 28, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Technology

Attention:	Austin Pattan, Staff Attorney
Matthew Crispino, Staff Attorney

Re:	Grafiti Holding Inc. Amendment No. 1 to Draft Registration Statement on Form 10 Submitted November 13, 2023 CIK No. 0002000640

Dear Messrs. Pattan and Crispino:

On behalf of Grafiti Holding Inc. (“Grafiti”, the “Registrant” or the “Company”), we are confidentially submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registrant’s Draft Registration Statement on Form 10 (the “Registration Statement”). This letter and Amendment No. 1 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated December 7, 2023 (the “Comment Letter”), and certain other updated information. For your convenience, the Registrant is providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on November 13, 2023.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant are shown below each comment. All references to page numbers in the Registrant’s responses are to the page numbers in Amendment No. 1.

Mr. Austin Pattan and Mr. Matthew Crispino

Securities and Exchange Commission

December 28, 2023

Draft Registration Statement on Form 10

Information Statement Summary

Proposed Business Combination with Damon, page 3

1.	We note that the business combination with Damon is subject to material conditions. We also note that you include a full description of the business of Damon and a full description of the business combination with Damon in the filing. We also note on page 59 that you state that the expected value to Inpixon shareholders from pursuing the spinoff and the Business Combination was greater than the value of a stand-alone spin-off transaction. Please expand the disclosure to state the basis for your belief that the business combination is not probable at this time and the reason why Article 11 of Regulation S-X pro forma financial information and Rule 3-05 audited financial statements of Damon are not provided in the Form 10, as such financial information appears to be necessary to support your statement regarding the value to Inpixon shareholders of the spin-off and Business Combination transactions. If you determine that pro formas and financial statements of Damon are not required at this time, please revise the disclosure throughout the document to focus on the operations of Graffiti in the Description of Business and not that of Damon and the Business Combination with Damon other than in a Recent Developments section.

Response: The Company respectfully advises that it has included in Amendment No. 1 the following additional historical and pro forma financial information (the “Damon Financial Information”), notwithstanding that the Business Combination may not be probable at this time due to remaining material conditions:

1.	Audited financial statements of Damon as at June 30, 2023 and 2022 and for the fiscal years ended June 30, 2023, 2022 and 2021 and unaudited interim financial statements of Damon for the quarterly period ended September 30, 2023 (see page F-32 and page F-73, respectively);

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Damon as at June 30, 2023 and 2022 and for the fiscal years ended June 30, 2023, 2022, and 2021 and for the quarterly period ended September 30, 2023 (see page 129); and

3.	Unaudited pro forma condensed combined financial information giving effect to the business combination as at September 30, 2023 and the related transactions (see page F-97).

Risk Factors

We may enter into joint venture, teaming and other arrangements..., page 18

2.	We note that you may enter into joint venture, teaming and other arrangements. Please expand the disclosure to address whether you have entered into any agreements at the current date.

Response: The Company respectfully advises that it has not entered into any joint venture, teaming or other arrangements at the current date. Accordingly, the Company has updated its disclosure in Amendment No. 1 to clarify such status. Please see the additional disclosure on page 21.

Following the Business Combination, if consummated, the combined company will need to raise additional capital by issuing securities..., page 30

3.	Please revise the disclosure to delete the reference to commercializing aircraft, as it does not apply to the registrant.

Response: The Company has deleted this reference, as requested. Please see the updated disclosure on page 37.

Mr. Austin Pattan and Mr. Matthew Crispino

Securities and Exchange Commission

December 28, 2023

Business of Grafiti

Customers, page 67

4.	We note your statement that your five channel partners account for approximately 25% of your revenue. Please disclose whether you experience material revenue concentration from a single channel partner. Describe the terms of any agreements with your channel partners, if material.

Response: The Company respectfully advises that it has not experienced material revenue concentration from any single channel partner. The Company has included in Amendment No. 1 additional disclosure stating that it does not experience such material revenue concentration, and a description of the terms of its material agreements with its channel partners, as requested. Please see the additional disclosure on pages 76.

Description of Capital Stock, page 82

5.	Please clarify how your corporate governance will differ from the corporate governance at Inpixon and consider adding a comparative table.

Response: The Company has provided a table that compares the stockholders’ rights of Inpixon under Nevada law and Grafiti under the laws of British Columbia, Canada in Amendment No. 1, as requested. Please see the additional disclosure on pages 100-109.

Business of Damon, page 92

6.	We note the statement that Damon’s electric motorcycles are now in the advanced stages of product validation, on route to production. Please revise your disclosure to clearly state the steps and costs necessary to bring the electric motorcycles to market and the anticipated timeline.

Response: The Company has revised its disclosure in Amendment No. 1 to clearly state the steps and costs necessary to bring the electric motorcycles to market and the anticipated timeline, as requested. Please see the additional disclosure on page 122.

EV Growth Worldwide, page 93

7.	Please provide a basis for the statements relate to growth of the electric vehicle industry. For example, if these are based on industry reports, provide a citation to such reports. Provide similar revisions for your disclosure regarding the total addressable market in the motorcycle industry.

Response: The Company has included in its disclosure in Amendment No. 1 the basis for statements related to growth of the electric vehicle industry and total addressable market, including citations to industry reports where applicable, as requested. Please see the additional disclosure on pages 118-119.

Note 11 - Subsequent Events, page F-19

8.	We note that you have entered into a Business Combination agreement with Damon that is subject to material conditions. Please expand the disclosure to detail the material conditions and the basis for your belief that the transaction is not probable at this time.

Response: The Company respectfully advises that it has included a discussion of the material conditions to the closing of the business combination with Damon on page F-19. As advised in response to Question 1 above, the Company has included the Damon Financial Information in Amendment No. 1.

Mr. Austin Pattan and Mr. Matthew Crispino

Securities and Exchange Commission

December 28, 2023

Exhibits

9.	Please file the Exclusive Software License and Distribution Agreement between Inpixon, Cranes Software International Ltd., and Systat Software as an exhibit to your registration statement or tell us why it is not required. Refer to Item 601(b)(10)(ii)(B) of Regulation S- K.

Response: The Company respectfully advises that the Exclusive Software License and Distribution Agreement is an agreement to which Inpixon is a party, and this agreement has been filed as an exhibit to Inpixon’s annual report on Form 10-K for its fiscal year ended December 31, 2022. Neither Inpixon Limited nor Grafiti is a party to this agreement. Therefore, Grafiti believes it is not required to file this agreement as an exhibit to the Registration Statement under Item 601(b)(10)(ii)(B) of Regulation S- K.

While Grafiti is a distributor of the SAVES products, it currently does not have a written agreement with Inpixon regarding such distribution arrangement. As disclosed on pages 76 and 94 of Amendment No. 1, prior to the delivery of the Grafiti Shares to the record date stockholders of Inpixon, Grafiti intends to enter into a definitive written agreement with Inpixon or any successor to its SAVES business, which will govern the terms of its relationship as the primary distributor of the SAVES products in the UK and certain European countries. The Company intends to promptly file this agreement as an exhibit to the Registration Statement once this agreement is entered into.

General

10.	We note that you intend to undertake a merger with Damon Motors following the spin-off of Grafiti, with Damon Motors to be the surviving entity. Please provide your analysis of how this transaction complies with the guidance in Staff Legal Bulletin 4. Specifically, it appears that the acquisition of Damon would constitute additional consideration to the current Inpixon Shareholders requiring a Securities Act registration statement pursuant to Rule 145(a)(3).

Response: Q&A No. 4 of Staff Legal Bulletin 4 states that a subsidiary does not have to register the spin-off under the Securities Act when:

(1)	the parent shareholders do not provide consideration for the spun-off shares;

(2)	the spin-off is pro-rata to the parent shareholders;

Mr. Austin Pattan and Mr. Matthew Crispino

Securities and Exchange Commission

December 28, 2023

(3)	the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets;

(4)	the parent has a valid business purpose for the spin-off; and

(5)	if the parent spins-off “restricted securities,” it has held those securities for at least two years.

The spin-off of Grafiti satisfies these criteria:

(1) The Inpixon stockholders are not providing consideration for the spun-off shares. Specifically, the Inpixon stockholders will receive the spun-off shares without being required to exchange any securities, property or rights in order to receive the spun-off shares. Moreover, the board of directors of Inpixon is empowered under Chapter 78, Section 288 of the Nevada Revised Statutes, to effect a distribution without stockholder approval. As a result, the Inpixon stockholders are not being asked to vote on or consent to receiving the spun-off shares. Accordingly, Inpixon is not transferring the spun-off shares for value and there is no “sale” of the spun-off shares by Inpixon. It should be noted as well, the spin-off is not contingent on the consummation of the proposed Business Combination, so the Inpixon stockholders as of the applicable record date will receive the spun-off shares without regard to the consummation of the Business Combination.

(2) Inpixon will distribute all of the Grafiti Shares owned by Inpixon to Inpixon stockholders as of the applicable record date on a pro rata basis.

(3) The Registration Statement will provide adequate information about the spin-off, including business and financial information of Inpixon Limited and Damon, which financial information consists of three years of audited financial statements of each, interim unaudited financial statements of each, and pro forma financial information, as would be required pursuant to Article 11 of Regulation S-X and Rule 3-05, together with a Management’s Discussion and Analysis of Financial Position and Results of Operation of each to provide a narrative explanation of the financial statements and other statistical data that the Company believes will enhance a readers’ understanding of the financial condition, changes in financial condition and results of operation of the Company and Damon, as described in Topic 9 of the SEC’s Financial Reporting Manual.

Mr. Austin Pattan and Mr. Matthew Crispino

Securities and Exchange Commission

December 28, 2023

To facilitate the Solution Divestiture (as defined below), on the record date for shareholders of Inpixon entitled to the distribution of the spun-off shares, Inpixon transferred the Grafiti Shares to a newly-created liquidating trust and the shares will be held by the trust until the Registration Statement has been declared effective by the Commission. Inpixon will only deliver the Grafiti common shares to the Inpixon shareholders, as beneficiaries of the trust, following the effectiveness of the Registration Statement. Accordingly, no public trading market for the Grafiti common shares will exist prior to the effectiveness of the Registration Statement. Upon consummation of the Business Combination, the shares will be listed on the Nasdaq Stock Market, assuming the Company obtains Nasdaq approval of an initial listing application. Given this timeline, the Company believes there is no risk of creating a market in Grafiti’s securities without providing adequate information to Inpixon’s shareholders and to the trading market.

(4) The Company believes there is a valid business purpose for the spin-off. The spin-off is part of the Solutions Divestiture, as defined in the Agreement and Plan of Merger, dated as of July 24, 2023, among XTI Aircraft Company (“XTI”), Inpixon, and Superfly Merger Sub, Inc. (as may be amended, the “XTI Merger Agreement”)), which is a condition to consummating the merger transaction contemplated by the XTI Merger Agreement. XTI required the Solutions Divestiture to be a condition to the XTI Merger Agreement because XTI did not desire to continue the solutions business of Inpixon following its merger transaction with Inpixon. The business of Inpixon Limited is a part of Inpixon’s solutions business.

(5) Inpixon has owned Inpixon Limited for more than two years and recently formed Grafiti as a holding company for Inpixon Limited rather than acquiring Grafiti from a third-party.

In addition, the Company does not believe that Securities Act Rule 145(a)(3) applies to the contemplated transactions because, (i) under Chapter 78, Section 78.565 of the Nevada Revised Statutes, Inpixon is not required to seek a stockholder vote or consent to approve the transfer of Inpixon Limited to Grafiti, because Inpixon Limited does not constitute all of the assets or property of Inpixon, and (ii) under Chapter 78, Section 288 of the Nevada Revised Statutes, Inpixon is not required to seek a vote or consent of its stockholders to receive the spun-off shares. Accordingly none of the contemplated transactions constitute an offer, offer to sell, offer for sale, or sale within the meaning of Rule 145(a)(3).

*    *    *

Mr. Austin Pattan and Mr. Matthew Crispino

Securities and Exchange Commission

December 28, 2023

We hope that the foregoing has been helpful to the Staff’s understanding of Grafiti’s disclosure and that the disclosure modifications in Amendment No. 1 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (312) 964-7763.

Very Truly Yours

By:	/s/ Kevin Friedmann
Kevin Friedmann

cc:	Nadir Ali (Inpixon)
Melanie Figueroa (Inpixon)
Siyuan An (Norton Rose Fulbright US LLP)